Exhibit 99.1

Okeanis Eco Tankers Corp. Financial Calendar

ATHENS, GREECE, December 20, 2024 – Financial calendar for Okeanis Eco Tankers Corp. (NYSE:ECO / OSE:OET)

FINANCIAL YEAR 2024

31.03.2025 - Annual Report

19.02.2025 - Quarterly Report - Q4

FINANCIAL YEAR 2025

12.08.2025 - Half-yearly Report

30.05.2025 - Annual General Meeting

14.05.2025 - Quarterly Report - Q1

12.11.2025 - Quarterly Report - Q3

All quarterly financial results will be released after market close on the New York Stock Exchange (NYSE) on the respective dates.

Contacts

Company:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Børs under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

This information is published pursuant to the requirements set out in the Continuing obligations.